As filed with the Securities and Exchange Commission on April 30, 2015.

Registration No. 333-203296

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fenix Parts, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**5010**	**46-4421625**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14707 S. Dixie Highway, Suite 401
Miami, Florida 33176
(630) 480-6413

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Kent Robertson
Chief Executive Officer
Fenix Parts, Inc.
14707 S. Dixie Highway, Suite 401
Miami, Florida 33176
(630) 480-6413

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Johnson and Colmar **2201 Waukegan Road, Suite 260** **Bannockburn, Illinois 60015** **(312) 922-1980** **Attn: Craig P. Colmar** **Michael Bonn**	**Mayer Brown LLP** **71 South Wacker Drive** **Chicago, Illinois 60606** **(312) 782-0600** **Attn: Edward S. Best**

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	**Amount to be registered(1)**	**Proposed maximum offering price per share**	**Proposed maximum aggregate offering price(2)**	**Amount of registration fee(3)**
Common Stock, $0.001 par value per share	12,650,000	$11.00	$139,150,000	$16,170.00

(1) Includes shares of common stock that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3) Of this amount, $11,620.00 was previously paid in connection with the initial filing of this Registration Statement on April 8, 2015. The aggregate filing fee of $16,170.00 is being offset by the amount previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

11,000,000 Shares



Common Stock

$ Per Share

Fenix Parts, Inc. was founded in January 2014 to acquire eight companies engaged in the recycling and resale of automotive products and has conducted no recycling or resale operations to date. This is the initial public offering of our common stock. We anticipate that the public offering price of our common stock will be between $9.00 and $11.00 per share.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Market under the symbol "FENX."

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 13.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Fenix Parts, Inc.	$	$

(1)   We have agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting."

To the extent that the underwriters sell more than 11,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,650,000 shares from us at the public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to the purchasers on   , 2015.

Joint Book-Running Managers

BMO Capital Markets   Stifel

Prospectus dated   , 2015

aftermarket parts, and from the sale as scrap of the unusable parts and materials. For the year ended December 31, 2014, the Company generated unaudited pro forma revenues, Adjusted EBITDA and net loss of $108.2 million, $3.4 million and $3.9 million, respectively. For a reconciliation of net income to Adjusted EBITDA, which is a non-GAAP financial measure, see "Selected Financial Data—Use of Non-GAAP Financial Measurements."

The recycled OEM products that we sell include mechanical parts used to repair or replace worn or damaged components, such as engines and transmissions, and collision repair parts used to repair vehicles typically involved in a collision, such as door assemblies, trunk lids, lights, fenders and other products. These products are "insurance quality," which means of a quality that is acceptable for use in a repair paid for by an insurance company. Many consumers and repair facilities use recycled OEM products because they are less expensive than new OEM products and are perceived to be of higher quality and fit than products made by non-OEM manufacturers, known as aftermarket products. Recycled OEM products often are sold as assemblies, which shorten repair times and help reduce labor costs. In addition, insurance companies are increasingly influencing repair facilities to use recycled OEM products as a lower cost alternative to new OEM products.

Typically, damaged, totaled or low value vehicles acquired by insurance companies are resold through auto salvage auctions. Because some insurance companies mandate that recycled OEM products be no older than the vehicle they are used to repair, the majority of the vehicles we acquire are not more than ten years old. We employ software-based inventory management systems to determine what vehicles to purchase and at what price, based upon our estimation of the demand for the products on the vehicle, the prices we can obtain for those products and the final scrap value of the vehicle.

We have nine full-service recycling facilities, concentrated in the Northeastern United States and Southeastern Canada. These locations include Binghamton, NY, Niagara Falls, NY, Pennsburg, PA, Rahway, NJ, Ottawa, Ontario, Port Hope, Ontario, Queensbury, NY, Watertown, NY and Jacksonville, FL. Concentration of our facilities provides significant advantages in distributing our products as well as in bidding for cars at auctions. Our full-service recycling facilities have a total of 62 bays for the dismantling of vehicles. In 2014, we dismantled and recycled over 12,500 vehicles and sold more than 450,000 parts and assemblies. Our full-service recycling facilities have approximately 500,000 square feet of indoor warehouse space and approximately 150 acres of total storage. Typically, we do not begin to process a vehicle until we have an order for a significant part at which point we process the entire vehicle, removing all resalable parts. Our facilities employ state-of-the art environmental systems for removing hazardous fluids prior to dismantling. We have four self-service locations, two of which are co-located with full-service facilities. Our self-service locations are in Binghamton, NY, Elmira, NY, Ottawa, Ontario and Scarborough, Ontario. At these locations, we allow retail customers to directly dismantle, recover and purchase recycled OEM products. Our self-service recycling facilities have approximately 40,000 square feet of indoor storage space and are situated on approximately 50 acres. Once each of our vehicles has been dismantled, we sell the remaining parts and materials as scrap.

Our customers include collision and mechanical repair shops, auto dealerships and individual retail customers. Competition for sales is based primarily on product availability and delivery times. Our ability to deliver insurance quality OEM products on a same or next day basis is a critical part of obtaining and retaining customers. Customers can go online or call our fulfillment centers to find and order our products. In order to increase the availability of our products, we maintain an extensive inventory. We apply a coordinated regional approach to our inventory management and distribution activities, which allows us to efficiently meet demand within the markets we serve. In 2014, this customer base exceeded 10,000 customers with no single OEM parts customer accounting for more than 1% of our combined OEM parts revenue, and no single customer accounting for more than 10% of our combined revenue.

Many of our Founding Companies have been operating for multiple generations of ownership and include leaders within the industry. The management of the Founding Companies provides significant industry experience,

The Offering

Common stock offered by us in this offering . . . . 11,000,000 shares

Common stock to be outstanding after this offering . . . . 16,574,894 shares

Option to purchase additional shares . . . . We have granted the underwriters a 30-day option to purchase up to an additional 1,650,000 shares at the public offering price, less underwriting discounts and commissions.

Use of proceeds . . . . We estimate that our net proceeds from this offering will be approximately $101.2 million (or $116.6 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds plus, to the extent necessary, up to $6.0 million of borrowings or letter of credit utilization under our credit facility:

- To pay approximately $93.2 million, subject to adjustment (which we expect, based on December 31, 2014 balances, to be approximately $6.7 million), representing the cash portion of the Combination Consideration payable to the Founding Companies at the closing of the Combinations;

- To pay installments of the promissory notes we issued in the aggregate principal amount of $200,000 in connection with the Combinations;

- To repay debt assumed in the Combinations, which we currently expect to be $0; and

- While we have not allocated a specific amount of the remaining net proceeds from this offering to any particular purpose, we may use such remaining net proceeds for the acquisitions of additional businesses and general corporate purposes.

See "Use of Proceeds," "Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies" and "Credit Facility."

Risk factors . . . . See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol . . . . We have applied to list our common stock on the Nasdaq Global Market under the symbol "FENX."

Unless we indicate otherwise, all share, per share and financial data set forth in this prospectus:

- have been adjusted to give effect to the 2,000-for-1 common stock split, which will occur immediately prior to the closing of this offering;

- have been adjusted to give effect to the Combinations;

- assume a public offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus);

- exclude 2,750,000 shares of common stock available for future option grants under our 2014 Incentive Stock Plan;

- exclude one share of our special voting stock (See "Description of Capital Stock of Fenix—Authorized and Outstanding Capital Stock—Special Voting Stock"); and

- assume no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments.

Except under the heading "Capitalization," all pro forma information set forth in this prospectus:

- has been adjusted to give effect to the 2,000-for-1 common stock split, which will occur immediately prior to the closing of this offering; and

- has been adjusted to give effect to the Combinations.

SUMMARY FINANCIAL DATA
(In thousands, except share and per share data)

The following summary historical financial data for Fenix Parts, Inc. (the accounting acquirer and registrant) as of and for the period from its inception through December 31, 2014 are derived from the audited consolidated financial statements of Fenix included elsewhere in this prospectus. The following summary historical financial data for the Beagell Group and Standard (the accounting co-predecessors) for the years ended December 31, 2014, 2013 and 2012 are derived from the audited combined financial statements of the Beagell Group and Standard included elsewhere in this prospectus.

The summary unaudited pro forma financial data as of and for the year ended December 31, 2014 are derived from the unaudited pro forma financial statements included elsewhere in this prospectus. The unaudited pro forma financial data give effect to (a) the Combinations, (b) the 2,000-for-1 common stock split, which will occur immediately prior to the completion of this offering, and (c) the completion of this offering and the use of the proceeds therefrom. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and, therefore, the actual effects of the transactions reflected in the pro forma data may differ from the effects reflected below. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of these transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions. During the periods presented, Fenix and the Founding Companies were not under common control or management and, therefore, the data presented may not be comparable to, or indicative of, post-combination results.

You should review the information below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Unaudited Pro Forma Financial Statements and the related notes beginning on page F-3 of this prospectus, and the audited financial statements of Fenix, the Beagell Group and Standard, and the related notes all included elsewhere in this prospectus.

	Fenix (Designated accounting acquirer)	Pro Forma
	From January 2, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2014
		(Unaudited)
Statement of Operations Data:		
Total revenues	$ —	$ 108,216
Gross profit	—	37,030
Operating loss	(4,748)	(7,498)
Net loss	(4,747)	(3,850)
Basic and diluted income (loss) per share(1)	$ (4,427.77)	$ (0.24)
Weighted average basic and diluted shares outstanding(1)	1,072	15,853,471
Other Data:		
Adjusted EBITDA(2)	$ (4,747)	$ 3,361

	Beagell Group (Designated accounting predecessor)			Standard (Designated accounting predecessor)		
	Year Ended December 31,			Year Ended December 31,		
	2014	2013	2012	2014	2013	2012
Statement of Operations Data:						
Total revenues	$ 30,598	$30,661	$31,637	$31,126	$31,738	$31,037
Gross profit	10,701	11,009	11,710	11,409	12,024	10,794
Operating income	2,393	1,751	2,061	1,885	422	417
Net income	2,242	1,417	1,693	2,043	281	305
Other Data:						
Adjusted EBITDA(2)	$ 4,578	$ 3,290	$ 3,884	$ 3,258	$ 2,269	$ 2,699
Net cash provided by (used in):						
Operating activities	2,915	2,609	2,499	2,267	(850)	1,753
Investing activities	32	(267)	(1,322)	(2,183)	(3,823)	(132)
Financing activities	(1,897)	(2,390)	(2,584)	(246)	249	—

	As of December 31, 2014			
	Fenix	Beagell Group	Standard	Pro Forma
				(Unaudited)
Balance Sheet Data:				
Cash and cash equivalents	$ 453	$ 2,770	$ 1,354	$ 10,290
Working capital (deficit)	(1,128)	9,158	8,665	50,104
Total assets	849	16,001	22,265	177,171
Total debt, including current portion	—	130	—	—
Shareholders' equity (deficit)	(1,128)	11,990	16,301	137,140

(1) Pro forma earnings per share and related weighted-average shares give effect to the 2,000-for-1 common stock split and assume a public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

(2) EBITDA consists of net income before interest, income taxes, depreciation and amortization and includes net losses attributable to Fenix. Adjusted EBITDA is defined as EBITDA less reductions in compensation expenses for certain employees. Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, generally accepted accounting principles in the United States ("GAAP"). We believe that Adjusted EBITDA provides useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. See "Selected Financial Data—Use of Non-GAAP Financial Measurements."

Our officers and directors and the stockholders and equity interest holders of the Founding Companies and their affiliates will exercise significant control over us.

After the completion of this offering, our executive officers and directors and the stockholders and equity interest holders of the Founding Companies and their immediate family members will beneficially own, in the aggregate, approximately 24.5% of our outstanding common stock (assuming the sale of 11,000,000 shares of our common stock in this offering). As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us. These stockholders may have interests that are different from yours.

Provisions in our certificate of incorporation and bylaws and under Delaware law could discourage a takeover that stockholders may consider favorable.

Following this offering, our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they, among other things:

- authorize our board of directors, without stockholder approval, to issue up to 100,000 shares of undesignated preferred stock;

- do not provide for cumulative voting in the election of directors;

- establish supermajority voting requirements in order to amend certain provisions in our certificate of incorporation; and

- prohibit stockholders from calling a special meeting of stockholders.

As a Delaware corporation, we are also subject to the Delaware anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on this provision to prevent or delay an acquisition of us. See "Description of Capital Stock of Fenix."

Future sales of our common stock, including those purchased in this offering, may depress our stock price.

Sales of substantial amounts of our common stock in the public market following this offering or the perception that such sales may occur may adversely affect the market price of our common stock. Shares issued upon the exercise of outstanding options and upon conversion of outstanding exchangeable preferred shares also may be sold in the public market. Such sales could create the perception to the public of difficulties or problems with our business. As a result, these sales might make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

Upon completion of this offering, we will have outstanding 16,574,894 shares of common stock, assuming no exercise of the underwriters' over-allotment option. Of these shares, 11,000,000 shares sold in this offering to persons not subject to a lock-up agreement with our underwriters will be freely tradable without restriction immediately following this offering. After the lock-up agreements expire 180 days from the date of this prospectus, an additional 5,574,894 shares will be eligible for sale in the public market, 2,188,382 of which are currently held by our directors, executive officers and other affiliates, and are subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and certain other restrictions. The underwriters may also, in their sole discretion, permit our founders, officers, directors, current stockholders and stockholders and equity interest holders of the Founding Companies to sell shares prior to the expiration of the lockup agreements. See "Shares Eligible for Future Sale" for more information regarding shares of our common stock that may be sold by existing stockholders after the closing of this offering.

A majority of the proceeds we receive in this offering will be used as part of the Combination Consideration and our management will have broad discretion over the use of the remaining proceeds and may not apply those proceeds in ways that increase the value of your investment.

We intend to use the net proceeds from this offering, plus, to the extent necessary, up to $6.0 million of borrowings or letter of credit utilization under our credit facility to pay the approximately $93.2 million cash portion of the Combination Consideration. Such cash portion of the Combination Consideration is subject to adjustment based upon the Founding Companies' working capital on the closing date of the Combinations and certain other factors. We estimate, based on December 31, 2014 balances, that the aggregate net adjustment for the cash portion of the Combination Consideration will be an increase of approximately $6.7 million. We may also use a portion of the net proceeds from this offering to pay the installments of the promissory notes we issued in the aggregate principal amount of $200,000 in connection with the Combinations with the Founding Companies and to repay any debt assumed in the Combinations. As a result, a majority of the net proceeds we receive in the offering will not be available to us to use to grow our business or for other uses beneficial to the Company. Our management will have broad discretion to use the remaining net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of such proceeds. See "Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies" and "Use of Proceeds."

We do not intend to pay dividends. You will not receive funds without selling shares, and you may lose the entire amount of your investment.

We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. We cannot assure you that you will receive a return on your investment when you sell your shares or that you will not lose the entire amount of your investment.

You will experience immediate and substantial dilution in our pro forma as adjusted net tangible book value.

After giving effect to the Combinations, purchasers of our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares in the amount of $7.40 per share, or 74.0%, assuming a public offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). To the extent we raise additional capital in the future by issuing equity securities, our stockholders may experience substantial additional dilution. See "Dilution."

Following this offering we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our common stock.

The independent registered public accounting firm auditing the Founding Companies identified material weaknesses in the internal control over financial reporting for all of our Founding Companies. We intend to establish a company-wide system of uniform account classifications and internal control over financial reporting. If we fail to establish and thereafter maintain effective controls over financial reporting, our ability to accurately report on our financial results will be adversely affected. Following this offering, we will be required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We may not be able to complete the evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to confirm that our internal controls are effective.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 11,000,000 shares of our common stock in this offering, after deducting underwriting discounts and commissions and expenses payable by us, will be approximately $101.2 million (approximately $116.6 million if the underwriters exercise their option to purchase additional shares in full). This estimate assumes a public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed public offering price of $10.00 per share would increase (decrease) the net proceeds to us from this offering by $10.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock, to fund the acquisition of the Founding Companies, to facilitate future access to the public capital markets and to provide us with flexibility in the future, including to acquire additional automotive recycling businesses, either with the net proceeds from this offering or through the publicly traded common stock we create through this offering.

We intend to use the net proceeds from this offering, plus, to the extent necessary, up to $6.0 million of borrowings or letter of credit utilization under the credit facility to be entered into with BMO Harris Bank N.A., to pay the approximately $93.2 million cash portion of the Combination Consideration in the Combinations with the Founding Companies. Such cash portion of the Combination Consideration is subject to adjustment based upon the Founding Companies' working capital on the closing date of the Combinations and certain other factors. We estimate, based on December 31, 2014 balances, that the aggregate net adjustment for the cash portion of the Combination Consideration will be an increase of approximately $6.7 million. We may also use a portion of the net proceeds from this offering to pay the installments of the promissory notes we issued in the aggregate principal amount of $200,000 in connection with the Combinations with the Founding Companies and to repay debt assumed in the Combinations, which we currently expect to be $0. See "Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies" and "Credit Facility."

While we have not allocated a specific amount of the remaining net proceeds from this offering to any particular purpose, we may use such remaining net proceeds for the acquisitions of additional automotive recycling businesses and general corporate purposes. The net proceeds we actually expend for the acquisition of additional businesses may vary significantly depending on a number of factors, including our ability to locate such companies and enter into a binding acquisition agreement on favorable terms and the negotiated purchase price. With the exception of confidentiality agreements, we currently have no understandings or agreements with any companies related to acquisitions of businesses other than the Founding Companies. In addition, the net proceeds we actually expend for general corporate purposes may vary significantly depending on a number of factors, including future revenue growth and our cash flows. As a result, we will retain broad discretion over the allocation of the remaining net proceeds from this offering. Pending use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014:

- on an actual basis for Fenix (the designated accounting acquirer);

- on an actual basis for the Beagell Group and Standard (the designated accounting co-predecessors); and

- on a pro forma basis to reflect (i) a 2,000- for-1 common stock split effective immediately prior to the closing of this offering; (ii) the completion of the Combinations with the Founding Companies; and (iii) the sale of 11,000,000 shares of our common stock at the assumed public offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), less the underwriting discounts and commissions and estimated offering expenses.

You should read this information in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited pro forma financial statements and the related notes and the historical financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2014			
	Actual			
	Fenix	Beagell Group	Standard	Pro Forma
	(in thousands)			
Cash, cash equivalents and restricted cash	$ 453	$ 2,770	$ 1,354	$ 10,290
Indebtedness, including current portion	$ —	$ 130	$ —	$ —
Shareholders' equity (deficit):				
Fenix common stock, $0.001 par value: 30,000,000 shares authorized and 1,215 shares issued and outstanding (actual); 16,271,971 shares issued and outstanding (pro forma)	—	—	—	14
Fenix special voting stock	—	—	—	—
Beagell Group Capital Stock	—	748	—	—
Standard Capital Stock	—	—	5,058	—
Additional paid-in capital	3,619	—	—	130,719
Retained earnings (deficit)	(4,747)	8,972	10,641	(3,043)
Accumulated other comprehensive loss	—	—	(75)	—
Total controlling interests shareholders' equity (deficit)	(1,128)	9,720	15,624	127,690
Noncontrolling interests(1)	—	2,270	677	9,450
Total shareholders' equity (deficit)	(1,128)	11,990	16,301	137,140
Total capitalization	$ (1,128)	$ 12,120	$ 16,301	$ 137,140

(1) Actual balances represent interests in consolidated variable interest entities of the Founding Companies. Pro forma balance represents 1.2 million Exchangeable Preferred Shares of Fenix Parts Canada, Inc., a subsidiary of ours, issued as part of the Combinations.

DILUTION

If you invest in our stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The pro forma net tangible book value of our common stock on December 31, 2014 was a deficit of $59.0 million or $(11.18) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the Combinations with the Founding Companies. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 11,000,000 shares of common stock offered by this prospectus at an assumed public offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and to the Combinations with the Founding Companies, and after deducting the underwriting discounts, commissions and estimated offering and acquisition expenses payable by us, our pro forma net tangible book value would have been $42.3 million, or approximately $2.60 per share. This represents an immediate increase in pro forma net tangible book value of $13.78 per share to existing stockholders (which will include the current owners of the Founding Companies pursuant to the shares of our common stock they receive as part of the Combination Consideration) and an immediate dilution in pro forma net tangible book value of $7.40 per share to new investors. The following table illustrates the per share dilution:

Assumed public offering price per share		$10.00
Pro forma net tangible book value per share as of December 31, 2014	$(11.18)	
Increase in pro forma net tangible book value per share attributable to new investors	13.78	
Pro forma net tangible book value per share after this offering		2.60
Dilution in pro forma net tangible book value per share to new investors		$ 7.40

If the underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering and the Combinations would be $3.22 per share of our common stock. This represents an increase in net tangible book value of $14.40 per share of our common stock to existing stockholders (which will include the current owners of the Founding Companies pursuant to the shares of our common stock they receive as part of the Combination Consideration) and dilution in pro forma net tangible book value of $6.78 per share to new investors.

A $1.00 increase (decrease) in the assumed public offering price of $10.00 per share of our common stock would increase (decrease) our net tangible book value after giving effect to this offering and the Combinations by $10.2 million, or by $0.63 per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table sets forth, on a pro forma basis to give effect to the completion of the Combinations of the Founding Companies at December 31, 2014, the differences between the number of shares of common stock purchased from us, the total price and average price per share paid by existing stockholders, stockholders of the Founding Companies and by the new investors, before deducting estimated offering and acquisition expenses payable by us, using the assumed public offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

| | Shares Purchased | | Total Consideration | | Average Price Per Share |
	Number	Percentage	Amount	Percentage	
Existing stockholders and stockholders of the Founding Companies(1)	5,271,971	32.4%	$ 29,493,710	21.1%	$ 5.59
New investors	11,000,000	67.6	110,000,000	78.9	$10.00
Total	16,271,971	100.0%	$139,493,710	100.0%	

(1) See "Certain Relationships and Related Person Transactions" for a discussion of the issuance of common stock to our initial stockholders and stockholders of the Founding Companies.

If the underwriters' over-allotment option is exercised in full, the number of shares held by new public investors will be increased to 12,650,000 or approximately 70.6% of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA
(In thousands, except share and per share data)

The following selected historical financial data for Fenix (the accounting acquirer and registrant) as of and for the period from its inception through December 31, 2014 are derived from the audited financial statements of Fenix included elsewhere in this prospectus. The following selected historical financial data for the Beagell Group and Standard (the accounting co-predecessors) as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited combined financial statements of the Beagell Group and Standard included elsewhere in this prospectus.

The selected unaudited pro forma financial data as of and for the year ended December 31, 2014, are derived from the unaudited pro forma financial statements included elsewhere in this prospectus. The unaudited pro forma financial data give effect to (a) the Combinations, (b) the 2,000-for-1 common stock split, which will occur immediately prior to the completion of this offering, and (c) the completion of this offering and the use of the proceeds therefrom. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and therefore, the actual effects of the transactions reflected in the pro forma data may differ from the effects reflected below. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of these transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions. During the periods presented, Fenix and the Founding Companies were not under common control or management and, therefore, the data presented may not be comparable to, or indicative of, post-combination results.

You should review the information below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Unaudited Pro Forma Financial Statements and the related notes beginning on page F-3 of this prospectus, and the audited financial statements of Fenix, the Beagell Group and Standard and the related notes all included elsewhere in this prospectus.

	Fenix (Designated accounting acquirer)	Pro Forma
	From January 2, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2014
		(Unaudited)
Statement of Operations Data:		
Total revenues	$ —	$ 108,216
Cost of goods sold	—	71,186
Gross profit	—	37,030
Operating expenses	(4,748)	(44,528)
Operating loss	(4,748)	(7,498)
Nonoperating income	1	1,289
Loss before income taxes	(4,747)	(6,209)
Benefit for income taxes	—	(2,359)
Net loss	$ (4,747)	$ (3,850)
Basic and diluted loss per share(1)	$(4,427.77)	$ (0.24)
Weighted average basic and diluted shares outstanding(1)	1,072	15,853,471
Other Data:		
Adjusted EBITDA(2)	$ (4,747)	$ 3,361

	Beagell Group (Designated accounting predecessor)			Standard (Designated accounting predecessor)		
	Year Ended December 31,			Year Ended December 31,		
	2014	2013	2012	2014	2013	2012
Statement of Operations Data:						
Total revenues . . . . $	30,598	$30,661	$31,637 $	31,126 $	31,738 $	31,037
Cost of goods sold	19,897	19,652	19,927	19,717	19,714	20,243
Gross profit	10,701	11,009	11,710	11,409	12,024	10,794
Operating expenses	8,308	9,258	9,649	9,524	11,602	10,377
Operating income	2,393	1,751	2,061	1,885	422	417
Nonoperating (expenses) income	297	(55)	38	842	31	(1)
Income before income taxes	2,690	1,696	2,099	2,727	453	416
Provision for income taxes	448	279	406	684	172	111
Net income . . . . $	2,242	$ 1,417	$ 1,693 $	2,043 $	281 $	305
Other Data:						
Adjusted EBITDA(2) . . . . $	4,578	$ 3,290	$ 3,884 $	3,258 $	2,269 $	2,699
Net cash provided by (used in):						
Operating activities	2,915	2,609	2,499	2,267	(850)	1,753
Investing activities	32	(267)	(1,322)	(2,183)	(3,823)	(132)
Financing activities	(1,897)	(2,390)	(2,584)	(246)	249	—

	Fenix (Designated accounting acquirer) As of December 31, 2014	Pro Forma As of December 31, 2014
		(Unaudited)
Balance Sheet Data:		
Cash and cash equivalents	$ 453	$ 10,290
Working capital (deficit)	(1,128)	50,104
Total assets	849	177,171
Total debt, including current portion	—	—
Stockholders' equity (deficit)	(1,128)	137,140

	Beagell Group (Designated accounting predecessor) As of December 31,		Standard (Designated accounting predecessor) As of December 31,	
	2014	2013	2014	2013
Balance Sheet Data:				
Cash and cash equivalents . . . . $	2,770	$ 1,720	$ 1,354 $	1,902
Working capital	9,158	7,739	8,665	9,595
Total assets	16,001	14,664	22,265	20,670
Total debt, including current portion	130	128	—	—
Stockholders' equity	11,990	11,647	16,301	15,486

(1) Pro forma earnings per share and related weighted-average shares give effect to the 2,000-for-1 common stock split and assume a public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus

(2) See "—Use of Non-GAAP Financial Measurements."

Selected Individual Founding Company Financial Data
(In thousands)

The selected historical financial data as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012 for each of the Founding Companies, other than the Beagell Group and Standard, are derived from the audited financial statements of each such Founding Company included elsewhere in this prospectus.

You should review the information below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of each of the Founding Companies and the related notes included elsewhere in this prospectus. These selected historical financial results may not be indicative of our future financial or operating results.

	Year Ended December 31,		
	2014	2013	2012
Eiss Brothers			
Statement of Operations Data:			
Total revenues	$11,975	$ 10,022	$ 9,054
Cost of goods sold	8,838	7,253	6,200
Gross profit	3,137	2,769	2,854
Operating expenses	2,294	2,420	2,583
Operating income	843	349	271
Nonoperating expenses	(45)	(1)	(26)
Income before income taxes	798	348	245
Provision for income taxes	—	—	—
Net income	$ 798	$ 348	$ 245

	As of December 31,	
	2014	2013
Balance Sheet Data:		
Cash and cash equivalents	$ 633	$ 352
Working capital	6,189	5,830
Total assets	8,335	7,819
Total debt, including current portion	611	592
Shareholders' equity	7,030	6,634

The following tables reconcile net income (loss) to EBITDA and Adjusted EBITDA for the periods presented (in thousands).

	Fenix (Designated accounting acquirer)	Pro Forma
	From January 2, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2014
Net loss	$(4,747)	$(3,850)
Interest income	—	(162)
Depreciation and amortization expense	—	5,724
Benefit for income taxes	—	(2,359)
EBITDA	(4,747)	(647)
Compensation adjustment(a)	—	4,008
Adjusted EBITDA	$(4,747)	$ 3,361

	Beagell Group (Designated accounting predecessor) Year Ended December 31,			Standard (Designated accounting predecessor) Year Ended December 31,		
	2014	2013	2012	2014	2013	2012
Net income	$2,242	$1,417	$1,693	$2,043	$ 281	$ 305
Interest expense	—	—	10	—	—	—
Depreciation and amortization expense	853	863	881	682	918	737
Provision for income taxes	448	279	406	684	172	111
EBITDA	3,543	2,559	2,990	3,409	1,371	1,153
Compensation adjustment(a)	1,035	731	894	(151)	898	1,546
Adjusted EBITDA	$4,578	$3,290	$3,884	$3,258	$2,269	$2,699

(a) Represents (i) a change in employment compensation paid by certain Founding Companies to their shareholders and other executives to amounts to be paid to those employees except for potential performance based bonus amounts pursuant to executed employment agreements with Fenix or its subsidiary and (ii) compensation expense for a one time bonus payable in shares of our common stock by one of our Founding Companies to certain of its employees.

other intangible assets or property and equipment, that contributed to the generation of the cash flows to arrive at cash flows attributable solely to the intangible asset being valued. Descriptions of the inputs into this method, and the estimates or ranges of these inputs used for all of the Combinations are as follows:

Compound annual revenue growth rate in forecast period	2.1%-3.8%
Annual customer attrition rate	10%
Gross margin in forecast period	31.8%-47.5%
Contributory asset charges as a percentage of revenue	0.1%-3.4%
Discount rate	13.5%-16.0%
Tax rate	38.6%-40.9%

The expected useful life of customer relationships is established as 15 years, which is the period over which these assets are expected to reasonably contribute to future cash flows. We expect to amortize such customer relationships using an accelerated method that reflects a greater relative contribution to future cash flows in the earlier years of the assets' useful lives.

We also make assumptions to value off-market leases we expect to enter into as part of the Combinations. Such leases are recorded as assets or liabilities when applying the acquisition method and we expect to amortize these assets or liabilities over the 15 year life of the leases so that aggregate rent expense reflects market rates. Amounts relating to off-market leases that are recorded under the acquisition method are calculated based on a cost approach to value the land and buildings on a fee simple basis and then by applying a capitalization rate to that value to calculate a market rate. Cost estimates are obtained by analyzing recent sales transactions for similar properties.

The estimated fair values are subject to change during the measurement period, which is limited to one year subsequent to the acquisition date.

For certain acquisitions, we may issue contingent consideration under which additional payments will be made to the former owners if specified future events occur or conditions are met, such as meeting profitability or earnings targets. Each contingent consideration obligation is measured at the acquisition date fair value of the consideration, which is determined using the discounted expected cash flows. At each subsequent reporting period, we measure the liability at fair value and record any changes to the fair value. The fair value measurement of the liability is performed by our corporate accounting department using current information about key assumptions, with the input from our sales and operating management. Each reporting period, we evaluate the performance of the business compared to our previous expectations, along with any changes to our future projections, and update the estimated cash flows accordingly. In addition, we consider changes to our cost of capital and changes to the probability of achieving the contingent payment targets when updating our estimates.

As of the date of the Combinations, we expect to record $8.9 million of discounted contingent consideration liabilities payable in cash. Actual payouts under these contingent consideration arrangements will be determined at the end of the performance periods, and if the maximum payments were earned, the total payout would be approximately $7.9 million plus an uncapped amount which we estimate as $1.6 million.

Goodwill Impairment

We are required to assess our goodwill for impairment at least annually for each reporting unit that carries goodwill. We may elect to first do a qualitative assessment to determine whether it is more likely than not that a reporting unit's fair value is in excess of its carrying value. If not, or if we elect to not perform a qualitative assessment, we then perform a quantitative impairment test. The first step of the quantitative test includes us estimating the fair value of the reporting unit and comparing that estimated fair value to the reporting unit's carrying value. If fair value exceeds carrying value, then no impairment is deemed to exist. Otherwise, we proceed to the second step and use that estimated fair value as a hypothetical purchase price for the reporting unit to determine the resulting "implied" goodwill (computed similarly to how goodwill is computed under

Revenue

Our pro forma revenue was $108.2 million for the year ended December 31, 2014 and the aggregated revenues of the Founding Companies were $106.9 million for the year ended December 31, 2013. Pro forma revenue represents the sum of the revenues of our predecessor companies, the Beagell Group and Standard, plus the revenue of each of our other Founding Companies, less the intercompany elimination of recycled OEM and related products sold from one Founding Company to another. The elimination was $4.6 million for the year ended December 31, 2014 and $3.8 million for the year ended December 31, 2013. Pro forma revenue for the year ended December 31, 2014 also includes the elimination of $791,000 of historical revenue related to certain extended warranty contracts. The following table summarizes the revenue for each of the Founding Companies for each of the periods presented.

	Fenix Parts	Beagell Group	Standard	Eiss Brothers	GO Auto	Jerry Brown	Leesville	Eliminations and Adjustments	Total
Twelve months ended December 31, 2014	$—	$30,598	$31,126	$11,975	$9,984	$13,039	$16,865	$(5,371)	$108,216
Twelve months ended December 31, 2013	—	30,661	31,738	10,022	8,022	12,084	18,202	(3,836)	106,893

Revenues increased due to higher recycled parts sales that more than offset the revenue lost due to a fire at Standard in March 2014, lower parts sales at Leesville, and overall lower scrap sales.

Cost of Goods Sold

Our pro forma cost of goods sold was 65.8% of revenue for the year ended December 31, 2014, and the aggregated cost of goods sold of the Founding Companies was 64.8% of revenue for the year ended December 31, 2013. Such cost of goods sold represents the sum of the Founding Companies' cost of goods sold, less the elimination for intercompany sales consistent with the elimination of intercompany revenue.

Costs of goods sold as a percentage of revenues increased primarily due to effects of a fire at Standard offset by cost improvements at Standard and Leesville.

Operating Expenses

Our pro forma operating expense was 41.1% of revenue for the year ended December 31, 2014 and the aggregated operating expenses of the Founding Companies were 31.9% of revenue for the year ended December 31, 2013. Such operating expense represents the sum of the Founding Companies' operating expenses, plus the impact of certain pro forma adjustments in 2014. These adjustments include (i) compensation expense adjustments; (ii) adjustments of depreciation and amortization of property and equipment and intangible assets as a result of the Combinations; (iii) adjustments related to leased properties; and (iv) adjustments related to contingent consideration.

Liquidity and Capital Resources

Our primary sources of ongoing liquidity are cash flows from our operations. In addition, it is our intent to enter into a credit facility with BMO Harris Bank N.A. that will become effective concurrent with the closing of this offering. To this end, we have accepted a mandate letter from BMO Harris Bank N.A. for a proposed $35,000,000 senior secured credit facility. See "Credit Facility." We do not expect to utilize the credit facility as a primary source of funding for working capital needs as we expect our cash flows from operations to be sufficient for that purpose, but we do intend to maintain availability as we continue to expand our facilities and network. Aggregated cash, cash equivalents and restricted cash of the Founding Companies at December 31, 2014 and December 31, 2013 totaled $10.3 million on a pro forma basis and $4.8 million, respectively. Similarly, net working capital, defined as current assets less accounts payables and accrued expenses, was $52.8 million on a pro forma basis as of December 31, 2014 and $36.5 million as of December 31, 2013.

The procurement of inventory is the largest operating use of our funds. We normally pay for salvage vehicles acquired at salvage auctions and under some direct procurement arrangements at the time that we take possession of the vehicles. We acquired approximately 35,000 and 31,000 vehicles in the years ended December 31, 2014 and 2013, respectively. Inventories at December 31, 2014 and 2013 totaled $42.2 million on a pro forma basis and $31.5 million, respectively.

As part of the consideration for certain of the Combinations, we entered into contingent consideration agreements with the selling shareholders. Under the terms of the contingent consideration agreements, additional payments will be made to the former owners if specified future events occur or conditions are met, such as meeting profitability or earnings targets. For our Combination with Jerry Brown, we are required to pay (a) up to an additional $1.75 million if the business achieves certain revenue targets during the twelve-month period beginning with the month following the month of closing of this offering and (b) an additional, uncapped amount if the business achieves certain EBITDA targets during 2016. Based on our evaluation of the likelihood of meeting these performance targets, we recorded a liability for the Combination date fair value of the contingent consideration of $3.1 million. We expect to fund these payments through either cash generated from operations or through draws on our revolving credit facility. See "Certain Relationships and Related Person Transactions— The Combinations with the Founding Companies—Consideration to be Paid in the Combinations—Earnouts."

The Combination Agreements for Eiss Brothers and the Canadian Founding Companies provide for a holdback of Combination Consideration which will be payable only if certain performance hurdles are achieved. The maximum amount of consideration that is subject to holdback for Eiss Brothers is $245,000 in cash plus 10,500 shares of our common stock (assuming a public offering price of $10.00 or more per share), of which none, some or all will be released to Eiss Brothers depending upon its EBITDA during the twelve-month period beginning with the month following the month of the closing of this offering. The maximum amount of consideration that is subject to holdback for the Canadian Founding Companies is $5.9 million in cash (or, at our option, in the form of a letter of credit under our credit facility) plus 252,000 Exchangeable Preferred Shares (assuming a public offering price of $10.00 or more per share), of which, none, some or all will be released to the Canadian Founding Companies depending on their combined revenues from specific types of sales for the twelve-month period beginning with the month following the month of the closing of this offering. Based on our evaluation of the likelihood of meeting these performance targets, we recorded a liability for the Combination date fair value of the contingent consideration of $8.4 million. We expect to fund the related cash payments through either cash generated from operations or through draws on our credit facility. See "Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies—Consideration to be Paid in the Combinations—Holdbacks" and "Credit Facility."

We intend to continue to evaluate markets for potential growth through selected business acquisitions and the internal development of distribution and dismantling facilities. Our future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of our future business acquisitions and our internal development efforts. We expect our credit facility to provide additional sources of liquidity to fund acquisitions.

We believe that our current cash and equivalents, cash provided by operating activities and funds available from bank borrowings will be sufficient to meet our current operating and capital requirements, although such sources may not be sufficient for future acquisitions depending on their size. From time to time, we may need to raise additional funds through public or private financing, or other arrangements. There can be no assurance that additional funding, or refinancing of our credit facility, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt

PRINCIPAL STOCKHOLDERS

The table below sets forth information regarding the projected beneficial ownership of our common stock immediately after the closing of this offering, by the following individuals or groups:

- each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

- each of our executive officers;

- each of our directors and nominees for director; and

- all of our directors, nominees for director and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities in question. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of our common stock held by them.

Shares of common stock issuable pursuant to a stock option, warrant or exchangeable share that is currently exercisable or exchangeable, or is exercisable or exchangeable within 60 days after the date of determination of ownership, are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of the holder of the stock option, warrant or exchangeable share but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

The applicable percentage ownership "Before the Offering" in the following table is based on 2,732,923 shares of our common stock outstanding as of April 20, 2015, and assumes a 2,000-for-1 common stock split that will occur immediately prior to the closing of this offering. The applicable percentage ownership "After the Offering" in the following table (i) includes the 11,000,000 shares of our common stock issued in this offering, (ii) assumes that the underwriters' over-allotment option will not be exercised and (iii) includes 2,841,971 shares of our common stock to be issued in the Combinations with the US Founding Companies concurrently with the closing of this offering (assuming a public offering price of $10.00 or more per share). No person holds any stock options, warrants or similar instruments currently exercisable or exercisable as of or within 60 days after the closing of this offering. Upon completion of this offering, the Canadian Founding Companies and their shareholders will collectively beneficially own 1,197,000 Exchangeable Preferred Shares (assuming a public offering price of $10.00 or more per share) which, upon issuance, will be convertible at any time into shares of our common stock. Shares of our common stock issuable in exchange for Exchangeable Preferred Shares are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of the beneficial owner of Exchangeable Preferred Shares but are not treated as outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each shareholder in the following table is c/o Fenix Parts, Inc., 14707 S. Dixie Highway, Suite 401, Miami, Florida 33176.

Name of Beneficial Owner	Immediately Before Offering		Immediately After Offering	
	Number of Shares Beneficially Owned	Percentage of Shares Outstanding	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Executive Officers and Directors				
Kent Robertson(1)	780,000	28.5%	780,000	4.7%
Scott Pettit(2)	240,000	8.8%	240,000	1.4%
David Gold(3)	—	—	500,000	2.9%

Name of Beneficial Owner	Immediately Before Offering		Immediately After Offering	
	Number of Shares Beneficially Owned	**Percentage of Shares Outstanding**	**Number of Shares Beneficially Owned**	**Percentage of Shares Outstanding**
Nominees for Director				
Gary Beagell(4)	—	—	470,382	2.8%
Steven Dayton(5)	154,615.4	5.7%	154,615.4	*
Richard Kogler(6)	14,000	*	14,000	*
Thomas O'Brien(7)	15,384.6	*	15,384.6	*
Frank ten Brink(8)	14,000	*	14,000	*
All executive officers, directors and nominees for director as a group (8 persons)	1,218,000	44.6%	2,188,382	12.8%
Additional 5% Stockholders				
Ross Berner(9)	458,000	16.8%	458,000	2.8%
Steven Colmar(10)	310,000	11.3%	310,000	1.9%

*   Less than 1% of our outstanding shares of common stock.

(1)   Mr. Robertson is our President and Chief Executive Officer and our sole director. Consists of 780,000 shares of our common stock.

(2)   Mr. Pettit is our Chief Financial Officer. Consists of 240,000 shares of our common stock.

(3)   Mr. Gold will be appointed our Executive Vice President and the President of Fenix Parts Canada, Inc. prior to the closing of this offering. Consists of 500,000 Exchangeable Preferred Shares to be held by Goldy Metals (Ottawa) Incorporated following the closing of this offering and the Combinations, assuming a public offering price of $10.00, the midpoint of the price range set forth on the cover page of this prospectus. Mr. Gold is the sole shareholder of Goldy Metals (Ottawa) Incorporated. Each Exchangeable Preferred Share is exchangeable for one share of our common stock at any time following the closing of this offering and the closing of the Combinations.

(4)   Mr. Beagell will be elected a director effective prior to the closing of this offering. Includes the 235,191 shares of our common stock Mr. Beagell will receive at the closing of this offering and the Combinations as part of the consideration for his interest in Gary's and the 235,191 shares of our common stock that his wife, Linda Beagell, will receive at the closing of this offering and the Combinations as part of the consideration for her interest in Gary's, in each case assuming a public offering price of $10.00, the midpoint of the price range set forth on the cover page of this prospectus.

(5)   Mr. Dayton will be elected a director effective prior to the closing of the offering. Consists of 154,615.4 shares of common stock held by the Dayton Family Limited Partnership. Mr. Dayton is the sole member of the general partner of the Dayton Family Limited Partnership.

(6)   Mr. Kogler will be elected a director effective prior to the closing of this offering. Consists of 14,000 shares of our common stock.

(7)   Mr. O'Brien will be elected a director effective prior to the closing of this offering. Consists of 15,384.6 shares of our common stock.

(8)   Mr. ten Brink will be elected a director effective prior to the closing of this offering. Consists of 14,000 shares of our common stock held by the Franciscus J.M. ten Brink Trust, of which Mr. ten Brink is trustee.

(9)   Consists of 458,000 shares of our common stock held by Mr.Berner. Mr. Berner's business address is P. O. Box 475097, San Francisco CA 94147.

(10) Consists of 300,000 shares of our common stock owned by Business Ventures Corp., a Texas corporation of which Mr. Colmar is the president and sole shareholder, and 10,000 shares of common stock held directly by Mr. Colmar. Mr. Colmar's business address is 1108 Lavaca Street, #110-247, Austin, Texas 78701.

CREDIT FACILITY

On April 22, 2015, we signed a mandate letter with BMO Harris Bank N.A., as administrative agent for the financial institutions and other lenders who may participate, for a proposed $35,000,000 senior secured credit facility on terms outlined in a term sheet attached to the mandate letter.

The mandate letter does not constitute a commitment to make the credit facility available to us, nor does it include all of the terms, conditions, covenants, representations, warranties and other provisions that would be included in the documents governing the credit facility. Rather it sets out the principal terms and conditions upon which BMO Harris Bank N.A. will pursue internal credit approval of the facility. The credit facility will be expressly contingent upon the completion of this offering and the completion of this offering is likewise contingent upon the execution of the credit facility.

The term sheet proposes a senior secured credit facility in the total amount of $35,000,000. Of that amount, $25,000,000 would be available as a revolving credit facility, allocated $20,000,000 to us in U.S. Dollars, with a $7,500,000 sublimit for letters of credit, and $5,000,000 in either Canadian Dollars or U.S. Dollars, with a $2,500,000 sublimit for letters of credit. The remaining $10,000,000 would be available to us as term loans. Proceeds of the credit facility would be used for capital expenditures, working capital, permitted acquisitions, general corporate purposes and for certain fees and expenses associated with the closing of the credit facility and this offering. The term of the revolving credit facility and the term loan facility would be five years.

The credit facility would be secured by a first-priority perfected security interest in substantially all of our assets as well as all of the assets of our domestic subsidiaries, who would also guaranty our borrowings. In addition, we would be required to pledge all of the stock in our domestic subsidiaries as security and 66% of the stock of our direct, Canadian subsidiary, Fenix Parts Canada, Inc. (other than its exchangeable preferred shares).

Our U.S. borrowings under the credit facility would bear interest at fluctuating rates determined quarterly, at our election in advance for any applicable interest period, by reference to the "base rate" plus the applicable margin within the relevant range of margins provided in the term sheet. The base rate is the highest of (i) the rate BMO Harris Bank N.A. announces as its "prime rate," (ii) 0.50% above the rate on overnight federal funds transactions or (iii) the London Interbank Offered Rate (LIBOR) for an interest period of one month plus 1.00%. The applicable margin is based on our total leverage ratio. The term sheet provides that the initial margin for interest rates on borrowings under the credit facility will be 2.00% on LIBOR loans and 1.00% on base rate loans.

Our Canadian borrowings under the credit facility would bear interest at fluctuating rates determined quarterly, at our election in advance for any applicable interest period, by reference to the "Canadian base rate" plus the applicable margin within the relevant range of margins provided in the term sheet. The Canadian base rate is the higher of (i) the rate the Bank of Montreal announces as its "reference rate," or (ii) the Canadian Dollar Offered Rate (CDOR) for an interest period equal to the term of any applicable borrowing plus 0.50%. The applicable margin is based on our total leverage ratio. The term sheet provides that the initial margin for interest rates on borrowings under the credit facility will be 1.00% on base rate loans.

We anticipate that the credit agreement for the credit facility will contain customary events of default, including our failure to pay any principal, interest or other amount when due, our violation of certain of our affirmative covenants or any of our negative covenants or a breach of our representations and warranties and, in certain circumstances, a change of control. Upon the occurrence of an event of default, payment of our indebtedness may be accelerated and the lending commitments may be terminated.

DESCRIPTION OF CAPITAL STOCK OF FENIX

Authorized and Outstanding Capital Stock

As of April 20, 2015, our authorized capital stock consisted of 30,000,000 shares of common stock, $0.001 par value per share, of which 1,366.4615 shares are issued and outstanding, held of record by 50 stockholders, one share of special voting stock, none of which is issued and outstanding, and 100,000 shares of preferred stock, none of which is issued and outstanding. Such issued and outstanding amounts do not reflect the 2,000-for-1 common stock split to occur immediately prior to this offering. Upon completion of this offering, there will be 16,574,894 shares of common stock outstanding (assuming a public offering price of $10.00, the midpoint of the price range set forth on the cover page of this prospectus) and one share of special voting stock outstanding. No shares of preferred stock will be outstanding. The following description of our capital stock is only a summary and is subject to and qualified in its entirety by our amended and restated certificate of incorporation (our "certificate of incorporation") and amended and restated bylaws (our "bylaws"), which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of common stock may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, common stockholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding, the common stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Common stockholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

Special Voting Stock

The single share of special voting stock will be entitled, when issued, to vote on any matter submitted to a vote of holders of our common stock a number of votes equal to the number of Exchangeable Preferred Shares of Fenix Parts Canada, Inc. issued to the shareholders of the Canadian Founding Companies. The share of special voting stock is intended to provide the shareholders of the Canadian Founding Companies the equivalent voting rights in Fenix common stock they would have received if the Combination Agreement for the Canadian Founding Companies had required us to issue shares of Fenix common stock instead of Exchangeable Preferred Shares.

The share of special voting stock will be held in a voting trust for the benefit of the shareholders of the Canadian Founding Companies, and the trustee of the voting trust will vote the share of special voting stock in accordance with the beneficiaries' directions. Neither the holder of the share of special voting stock nor the beneficiaries of the share of special voting stock will be entitled to receive any dividends or other distributions that we may make in respect of shares of our common stock.

Preferred Stock

The board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. As described below, no shares issued in connection with this offering to the selling owners of the Founding Companies as partial consideration for their shares or equity interests in the Founding Companies in connection with this offering will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse, or the perception that such sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sale of Restricted Shares

Based on the number of shares outstanding as of April 20, 2015, upon the closing of this offering and assuming (a) no exercise of the underwriters' over-allotment option and (b) no exchange of outstanding exchangeable shares, we will have an aggregate of 16,574,894 shares of common stock outstanding. Of these shares, all of the 11,000,000 shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. In general, affiliates include our executive officers, directors and 10% stockholders.

Upon the closing of this offering, the remaining shares of our common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Lock-Up Agreements

In connection with this offering, we, our founders, our directors, our executive officers and holders of substantially all of our common stock have signed lock-up agreements agreeing, subject to certain exceptions, not to sell, transfer, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of BMO Capital Markets Corp. and Stifel, Nicolaus & Company, Incorporated.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

- 1% of the number of shares of common stock then outstanding, which will equal approximately 166,000 shares immediately after this offering; or

The total expenses of the offering, not including the underwriting discount, are estimated at approximately $1.1 million and are payable by us. We have also agreed to reimburse the underwriters for their legal fees in connection with the review by FINRA of the terms of this offering.

Over-Allotment Option

We have granted an option to the underwriters to purchase up to 1,650,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We, our founders, executive officers and directors and certain existing stockholders have agreed, subject to limited exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of BMO Capital Markets Corp. and Stifel, Nicolaus & Company, Incorporated. Specifically, we and these other persons have agreed, subject to certain limitations, not to directly or indirectly:

- offer, pledge, sell or contract to sell any common stock;

- sell any option or contract to purchase any common stock;

- purchase any option or contract to sell any common stock;

- grant any option, right or warrant for the sale of any common stock;

- lend or otherwise dispose of or transfer any common stock;

- request or demand that we file a registration statement related to the common stock; or

- enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq Global Market Listing

We have applied to list our common stock for quotation on the Nasdaq Global Market under the symbol "FENX."

Before this offering, there has been no public market for our common stock. The public offering price was determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the public offering price are:

- the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

- our financial information;

Fenix Parts, Inc.
UNAUDITED PRO FORMA BALANCE SHEET
As of December 31, 2014
(In thousands)

	Fenix Parts	Beagell Group	Standard	Other Founding Companies (Note 1)	Acquisition Adjustments (Note 4)		Subtotal	Offering Adjustments (Note 4)		Pro forma
ASSETS										
Current assets:										
Cash and cash equivalents	$ 453	$ 2,770	$ 1,354	$ 1,778	$ (1,136)	(b)	$ (906)	$ 11,196	(h)	$ 10,290
					(6,125)	(a)				
Restricted cash	—	—	—	—	6,125	(a)	6,125	—		6,125
Accounts receivable, net	—	1,188	931	2,749	(4,141)	(b)	727	—		727
Inventories	—	6,736	11,090	15,585	8,779	(d)	42,190	—		42,190
Prepaid expenses and other current assets	396	100	292	458	—		1,246	(346)	(h)	900
Related party receivables	—	333	256	—	(589)	(b)	—	—		—
Total current assets	849	11,127	13,923	20,570	2,913		49,382	10,850		60,232
Property and equipment	—	4,100	7,689	9,105	(8,687)	(b)	14,820	—		14,820
					2,613	(d)				
Cash surrender value of life insurance policies	—	594	—	—	—		594	—		594
Intangible assets	—	—	—	—	31,760	(d)	31,760	—		31,760
Goodwill	—	180	363	—	63,096	(d)	63,096	—		63,096
					(543)	(b)				
Indemnification asset	—	—	—	—	4,145	(d)	4,145	—		4,145
Refundable purchase price consideration	—	—	—	—	1,610	(f)	1,610	—		1,610
Deferred income taxes	—	—	256	—	—		256	—		256
Other noncurrent assets	—	—	34	227	397	(d)	658	—		658
Total assets	$ 849	$16,001	$22,265	$29,902	$ 97,304		$166,321	$ 10,850		$177,171
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)										
Current liabilities:										
Accounts payable	$ 1,673	$ 481	$ 563	$ 1,205	$ (274)	(b)	$ 3,648	$ —		$ 3,648
Accrued expenses and other current liabilities	304	1,009	1,188	1,213	(41)	(b)	3,773	—		3,773
					100	(e)				
Current portion of long-term debt	—	68	—	335	(403)	(b)	—	—		—
Current portion of deferred warranty revenue	—	411	180	396	(987)	(d)	—	—		—
Deferred income tax liabilities	—	—	918	1,789	—		2,707	—		2,707
Related party payables	—	—	2,409	120	(2,529)	(b)	—	—		—
Total current liabilities	1,977	1,969	5,258	5,058	(4,134)		10,128	—		10,128
Deferred warranty revenue, net of current portion	—	11	177	475	(663)	(d)	—	—		—
Long-term debt, less current portion	—	62	—	3,106	(3,168)	(b)	—	—		—
Acquisition funding	—	—	—	—	90,389	(f)	90,389	(90,389)	(i)	—
Contingent consideration liability	—	—	—	—	11,525	(f)	11,525	—		11,525
Reserve for uncertain tax positions	—	1,969	458	2,089	—		4,516	—		4,516
Deferred income tax liabilities	—	—	71	40	13,568	(d)	11,875	—		11,875
					(1,804)	(e)				
Other noncurrent liabilities	—	—	—	—	1,987	(f)	1,987	—		1,987
Total liabilities	1,977	4,011	5,964	10,768	107,700		130,420	(90,389)		40,031
Shareholders' equity (deficit):										
Fenix common stock	—	—	—	—	3	(f)	3	11	(j)	14
Founding Companies' capital	—	748	5,058	1,116	(6,922)	(g)	—	—		—
Additional paid-in capital	3,619	—	—	—	25,872	(f)	29,491	101,228	(j)	130,719
					—	(c)				
Retained earnings (accumulated deficit)	(4,747)	8,972	10,641	16,116	(35,729)	(g)	(3,043)	—		(3,043)
					1,704	(e)				
					—	(c)				
Accumulated other comprehensive loss	—	—	(75)	—	75	(g)	—	—		—
Controlling interests equity (deficit)	(1,128)	9,720	15,624	17,232	(14,997)		26,451	101,239		127,690
Noncontrolling interests equity	—	2,270	677	1,902	(4,849)	(g)	9,450	—		
					9,450	(f)				9,450
Total shareholders' equity (deficit)	(1,128)	11,990	16,301	19,134	(10,396)		35,901	101,239		137,140
Total liabilities and shareholders' equity (deficit)	$ 849	$16,001	$22,265	$29,902	$ 97,304		$166,321	$ 10,850		$177,171

See accompanying notes to unaudited pro forma financial statements.

Fenix Parts, Inc.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the year ended December 31, 2014
(Dollars in thousands, except per share data)

	Fenix Parts	Beagell Group	Standard	Other Founding Companies (Note 1)	Acquisition Adjustments (Note 5)		Subtotal	Offering Adjustments (Note 5)		Pro forma	
Net revenues	$ —	$30,598	$31,126	$51,863	$(4,580)	(k)	$ 108,216	$ —		$ 108,216	
					(791)	(l)					
Cost of goods sold	—	19,897	19,717	36,152	(4,580)	(k)	71,186	—		71,186	
Gross profit	—	10,701	11,409	15,711	(791)		37,030	—		37,030	
Operating expenses	4,748	8,308	9,524	13,174	8,774	(m)	44,528	—	(r)	44,528	
Operating income (loss)	(4,748)	2,393	1,885	2,537	(9,565)		(7,498)			(7,498)	
Interest income (expense)	1	—	—	(151)	312	(n)	162	—		162	
Other income (expense)	—	297	842	(12)	—		1,127	—		1,127	
Income (loss) before income taxes	(4,747)	2,690	2,727	2,374	(9,253)		(6,209)	—		(6,209)	
Provision (benefit) for income taxes	—	448	684	500	(3,991)	(o)	(2,359)	—	(r)	(2,359)	
Net income (loss)	(4,747)	2,242	2,043	1,874	(5,262)		(3,850)	—		(3,850)	
Income attributable to noncontrolling interests	—	625	107	233	(965)	(p)	—	—		—	
Net income (loss) attributable to controlling interests	$ (4,747)	$ 1,617	$ 1,936	$ 1,641	$(4,297)		$ (3,850)	$ —		$ (3,850)	
Basic and diluted loss per share	$(4,427.77)						$(1,322.23)			$ (0.24)	(t)
Basic and diluted weighted average shares outstanding	1,072			1,355	(q)		2,427	15,851,044	(s)	15,853,471	(t)

See accompanying notes to unaudited pro forma financial statements.

Fenix Parts, Inc.
Notes to Unaudited Pro Forma Financial Statements
(Dollars in thousands, except per share data)

	For the Year Ended December 31, 2014				
	Eiss Brothers	GO Auto	Jerry Brown	Leesville	Total Other Founding Companies
Total revenues	$11,975	$9,984	$13,039	$16,865	$51,863
Cost of goods sold	8,838	6,603	8,119	12,592	36,152
Gross profit	3,137	3,381	4,920	4,273	15,711
Operating expenses	2,294	3,043	4,331	3,506	13,174
Operating income	843	338	589	767	2,537
Interest expense	(24)	(55)	(72)	—	(151)
Other income (expense)	(21)	6	9	(6)	(12)
Income before income taxes	798	289	526	761	2,374
Provision for income taxes	—	—	108	392	500
Net income	798	289	418	369	1,874
Income attributable to noncontrolling interests	15	—	144	74	233
Net income attributable to controlling interests	$ 783	$ 289	$ 274	$ 295	$ 1,641

(2) Description of Transactions

Combinations

Through November 2014, Fenix entered into agreements with the owners of each of the Founding Companies to combine their businesses (the "Combinations"). The aggregate consideration to be paid by Fenix in the Combinations, subject to adjustment and including, among other things, amounts held in escrow, amounts payable as bonuses and amounts payable for the reimbursement of certain capital expenditures by certain Founding Companies, consists of approximately $93,203 in cash, approximately 2,841,971 shares of our common stock, assuming a public offering price of $10.00 or more, and approximately 1,197,000 exchangeable preferred shares of our subsidiary, Fenix Parts Canada, Inc., assuming a public offering price of $10.00 or more (collectively, the "Combination Consideration"). The cash portion of the Combination Consideration is generally subject to adjustment based upon the Founding Companies' working capital on the closing date, capital expenditures during the six months preceding the closing of the Combinations and certain other factors. The stock portion of the Combination Consideration is subject to adjustment based on the public offering price in this offering. The Combination Consideration was determined by arms-length negotiations between Fenix and representatives of each Founding Company.

Initial Public Offering:

We are offering 11,000,000 shares of our common stock at an assumed per share price of $10.00, the midpoint of the range set forth on the cover page of this prospectus. After deducting underwriting discounts and commissions and estimated other offering costs payable by us, we expect to receive net proceeds of $101,585 in this offering. A substantial portion of these proceeds will be used to pay the cash portion of the Combination Consideration due at or near closing.

Common Stock Split:

Immediately prior to the closing of this offering, we will effect a 2,000-for-1 split of our common stock. The pro forma shares reflected in the following tables give effect to the stock split.

Fenix Parts, Inc.
Notes to Unaudited Pro Forma Financial Statements
(Dollars in thousands, except per share data)

(3) Combination Consideration and Allocation

The aggregate Combination Consideration to be paid by us to equity holders of the Founding Companies in the Combinations consists of the following:

		Beagell Group	Standard	Eiss Brothers	Go Auto	Jerry Brown	Leesville
Base Fenix share consideration	(a)	$12,175	$ —	$2,630	$3,000	$ 6,000	$ 2,070
Base Fenix Canada share consideration	(b)	—	9,450	—	—	—	—
Base cash consideration	(c)	19,663	30,450	6,137	4,000	6,511	11,727
Working capital and other adjustments	(c)	1,366	200	767	50	—	273
Incremental inventory payments	(d)	—	3,815	—	—	190	—
Incremental capital expenditure payments	(e)	—	—	—	—	2,415	—
Nonsubstantive consulting fee payments	(f)	890	50	—	—	847	—
Key employee cash bonuses	(g)	—	—	—	—	—	2,575
Incremental off market lease payments	(h)	1,950	(2,300)	(720)	(140)	(190)	(210)
Investment in Founding Company affiliate	(i)	—	—	—	450	—	—
Contingent consideration	(j)	—	8,101	338	—	3,086	—
Total Combination Consideration		$36,044	$49,766	$9,152	$7,360	$18,859	$16,435

Of this aggregate Combination Consideration, $90,389 is expected to be paid in cash on or near the closing date, $37,950 represents stock consideration and $9,277 represents discounted cash payments to be made up to 15 years after the Combinations.

(a) For purposes of this table, the per share public offering price is assumed to be $10.00, the midpoint of the price range set forth on the cover of this prospectus, which would result in 2,587,471 shares of Fenix common stock being issued as Combination Consideration. If the actual public offering price is $9.00 or less per share, an aggregate 287,497 additional shares of Fenix common stock will be issued as Combination Consideration. A public offering price between $10.00 and $9.00 per share will result in a pro rata change in the number of Fenix common shares issued as Combination Consideration. The value of the shares issued as Combination Consideration will range, for example, between $14,375 if the public offering price is $5.00 per share and $38,812 if the public offering price is $15.00 per share. The difference in actual value from the aggregate $25,875 shown in the table above will change shareholders' equity and goodwill by equal amounts in the pro forma balance sheet and have no impact on the pro forma statement of operations. The difference in the actual number of common shares issued compared to 2,587,471 will have a corresponding impact on pro forma earnings per share.

(b) For purposes of this table, the per share public offering price is assumed to be $10.00, the midpoint of the price range set forth on the cover of this prospectus, which will result in 945,000 exchangeable preferred shares of Fenix's subsidiary, Fenix Parts Canada, Inc. ("Exchangeable Preferred Shares") being issued as Combination Consideration. If the actual public offering price is $9.00 or less per share, an aggregate 105,000 additional shares of Exchangeable Preferred Shares will be issued as Combination Consideration. A public offering price between $10.00 and $9.00 per share will result in pro rata change in the number of Exchangeable Preferred Shares issued as Combination Consideration. The value of the Exchangeable Preferred Shares issued as Combination Consideration will range, for example, between $5,250 if the public offering price is $5.00 per share and $14,175 if the public offering price is $15.00 per share. The difference in actual value from the aggregate $9,450 shown in the table above will change shareholders' equity and goodwill by equal amounts in the pro forma balance sheet and have no impact on the pro forma statement of operations. The difference in the actual number of Exchangeable Preferred Shares issued compared to 945,000 will have a corresponding impact on pro forma earnings per share.

Fenix Parts, Inc.
Notes to Unaudited Pro Forma Financial Statements
(Dollars in thousands, except per share data)

(c)   The base cash component of the Combination Consideration for each Combination is subject to certain adjustments. For each Founding Company other than Standard Auto Wreckers, Inc., the cash component of the Combination Consideration will be (i) reduced by the Founding Company's indebtedness as of closing (although none is expected), (ii) increased by the Founding Company's cash and qualifying inventory as of closing and (iii) increased by the Founding Company's capital expenditures during the six months prior to closing. For Standard Auto Wreckers, Inc., the cash component of the Combination Consideration will be reduced by Standard Auto Wreckers, Inc.'s indebtedness as of closing (although none is expected). These estimated adjustments are based on the Founding Company balance sheets as of December 31, 2014. Any differences in actual cash, qualifying inventory, debt or capital expenditures as of and for the six months prior to the actual closing date will have a corresponding change to pro forma cash, inventory, debt and property and equipment and an aggregate equal offsetting impact on goodwill in the pro forma balance sheet and certain immaterial impacts on pro forma operating results (via, for example, differing pro forma depreciation expense).

(d)   Represents additional consideration for certain excess or specific inventories. This estimated adjustment is based on the Founding Company inventory listings as of December 31, 2014.

(e)   Represents a construction reimbursement for capital expenditures in connection with a new building located on land that we will lease.

(f)   Represents contractual payments to certain equity holders of the Founding Companies and their related parties over the next 1 to 15 years. These equity holders and their related parties will not be employed by us and are not expected to provide any substantive services to us.

(g)   Represents cash bonuses paid at closing to key employees for past service.

(h)   In conjunction with the Combinations, we entered into operating facility lease agreements with affiliates of the equity holders, generally variable interest entities that were consolidated into the Founding Companies prior to the Combinations but will not be consolidated by us after the Combinations. Based on preliminary independent valuations of the market rental rates compared to the actual rental rates for these properties, the excess or deficiency is reflected as additional Combination Consideration payable/refundable over the term of the related lease. The effect of discounting these payments at 10% is reflected in the amounts presented.

(i)   Represents the payment of $250 in cash at closing and a $200 promissory note payable over two years for a 5% membership interest in an affiliate of Go Auto. We also received an option to purchase the remaining 95% membership interest.

(j)   Represents the estimated fair value of contingent consideration arrangements with certain Founding Company equity holders. Under these arrangements, the equity holders can earn up to an aggregate of $7,875 in cash, 10,500 shares of Fenix common stock and 252,000 Exchangeable Preferred Shares (both assuming a public offering price of $10.00 or more) plus an uncapped amount of additional cash if certain EBITDA and revenue targets are met over the first or second year period after closing. The fair value is based on preliminary independent valuations considering our projections for the relevant Founding Companies, the respective target levels, the relative weighting of various future scenarios and a discount rate of approximately 4.7%.

Under the acquisition method of accounting, the total purchase price as shown in the table above was allocated to net tangible and intangible assets of the Founding Companies based on their estimated fair values. The allocations are preliminary and subject to change based upon finalization of management's valuation analysis. Pursuant to the Combination agreements, the equity owners of the Founding Companies or their affiliates have indemnified us for certain matters, including reimbursement of certain payments by us related to

Fenix Parts, Inc.
Notes to Unaudited Pro Forma Financial Statements
(Dollars in thousands, except per share data)

any of the Founding Companies' uncertain income tax positions existing at or prior to the Combination date. The table below summarizes the purchase price allocation of the assets acquired and liabilities assumed as if the Combinations occurred on December 31, 2014:

	Beagell Group	Standard	Eiss Brothers	Go Auto	Jerry Brown	Leesville	Total
Combination Consideration	$36,044	$49,766	$ 9,152	$ 7,360	$18,859	$16,435	$137,616
Historical net assets	11,990	16,301	7,030	2,023	5,279	4,802	47,425
Net assets not acquired/assumed	3,449	1,693	1,001	1,257	(685)	1,966	8,681
Revaluation adjustments:							
Inventories	1,428	4,995	854	126	1,376	—	8,779
Property and equipment	2,578	31	(231)	29	(72)	278	2,613
Intangible assets	8,950	7,810	1,820	3,490	3,450	6,240	31,760
Indemnification asset (i)	1,969	87	—	—	1,811	278	4,145
Equity interest in and option to acquire Go Auto affiliate (ii)	—	—	—	397	—	—	397
Deferred extended warranty revenue (iii)	422	357	314	429	128	—	1,650
Deferred income taxes (iv)	(4,991)	(1,534)	(1,135)	(1,548)	(1,883)	(2,477)	(13,568)
Resulting goodwill	$17,147	$23,412	$ 1,501	$ 3,671	$ 8,085	$ 9,280	$ 63,096

(i) We may recover amounts from the shareholders of the Founding Companies if we are required to make certain income tax or other payments as defined in the relevant Combination agreements after the Combinations. The indemnification asset above represents the same amount reflected as liabilities for such matters in the pro forma balance sheet and will be adjusted going forward as new information becomes available in regards to such liabilities.

(ii) The Combination agreement between us and GO Auto contains a provision giving us a 5% ownership of Go Pull-It LLC, an entity under common control with Go Auto, and the right to purchase the remaining 95% of Go Pull-It LLC for either a fixed price through the end of 2016 or, after that, a price based on a formula that is primarily dependent on the EBITDA of Go Pull-It LLC. The amount reflected above for the purchase right is based on a business valuation of Go Pull-It LLC, which inputs include but are not limited to, revenue growth, gross margin, operating expenses, income tax rate, working capital and property and equipment requirements, and an appropriate discount rate.

(iii) The Founding Companies have amounts recorded in their historical balance sheets that relate to extended warranties sold by the companies. Amounts received from customers related to these warranties was deferred and amortized into revenues on a straight-line basis over the contractual term of the warranty or five years for lifetime warranties. However, based on historical experience of the Founding Companies, we do not expect to pay any appreciable costs to fulfill these warranty obligations and, as such, have eliminated the historical deferred extended warranty revenue balance.

(iv) We expect to record deferred income taxes relating to the difference between financial reporting and tax bases of assets and liabilities acquired in the Combinations in nontaxable transactions. This adjustment also includes the elimination of historical deferred income taxes of Founding Companies acquired in taxable transactions.

The revaluation adjustments described above could change materially as we finalize our assessment of the allocation and the fair value of the net tangible and intangible assets we acquired, some of which are dependent on the completion of valuations being performed by independent valuation specialists.

Fenix Parts, Inc.
Notes to Unaudited Pro Forma Financial Statements
(Dollars in thousands, except per share data)

The table below summarizes the aggregate intangible assets acquired:

	Amount	Weighted average life (years)	Amortization method	Year ended December 31, 2014 Amortization
Trade names	$ 5,090	5	Straight line	$1,018
Customer relationships	24,430	15	Accelerated	1,629
Covenants not to compete	2,240	5	Straight line	448
	$31,760			$3,095

(4) Unaudited Pro forma Balance Sheet Adjustments

Acquisition Adjustments:

(a) Represents a reclassification of available cash to cash held in escrow as security for potential cash contingent consideration payments.

(b) Represents the following aggregate elimination of net assets not acquired or assumed in the Combinations, including net assets of variable interest entities ("VIEs") that were not included in the Combinations:

Cash	$ 1,136
Accounts receivable and other current assets	4,141
Related party receivables	589
Property and equipment	8,687
Goodwill	543
Accounts payable—related party payables	(274)
Accrued expenses	(41)
Current portion of long-term debt	(403)
Related party payables	(2,529)
Long-term debt, less current portion	(3,168)
Total	$ 8,681

(c) Represents expenses for shares transferred from the founders to investors in the First and Second Bridge offerings as of December 31, 2014 and the related income tax effect. At a per share offering price of $10.00, there is no expense or tax benefit because no shares are assumed to be transferred.

(d) Represents the aggregate adjustments to reflect acquired net assets at their estimated fair values (see Note (3) above).

(e) Represents Combination-related transaction costs to be incurred after December 31, 2014 ($100) and the income tax benefit realized upon the reversal of Fenix's valuation allowance ($1,804) due to the deferred income tax liabilities resulting from the Combination.

Fenix Parts, Inc.
Notes to Unaudited Pro Forma Financial Statements
(Dollars in thousands, except per share data)

(f) Represents the Combination Consideration as more fully described in Note 3 above and summarized below:

Fenix common stock	$ 25,875
Exchangeable Preferred Shares	9,450
Cash paid at closing	90,389
Accrued nonsubstantive consulting fees	1,787
Net refundable consideration related to off market leases	(1,610)
Note payable related to GO Auto affiliate	200
Fair value of contingent consideration	11,525
Total	$137,616

(g) Represents the elimination of the Founding Companies' historical shareholders' equity.

Offering Adjustments:

(h) Represents $101,585 of net cash proceeds from this offering at a public offering price of $10.00 per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated related offering expenses, of which $346 were incurred as of December 31, 2014, less $90,389 of cash used to fund the cash portion of the Combination Consideration to be paid at closing.

(i) Represents cash used to fund the portion of the Combination Consideration to be paid at closing.

(j) Represents net cash proceeds from this offering at a public offering price of $10.00 per share (the midpoint of the price range on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated related offering costs.

(5) Unaudited Pro forma Statement of Operations Adjustments

Acquisition Adjustments:

(k) Represents the aggregate elimination of sales and costs of sales between Founding Companies.

(l) Represents adjustment to extended warranty contracts revenues due to the fair value adjustment to deferred extended warranty revenues upon the Combinations described in Note (3). The amounts represent the reversal of all extended warranty revenue recognized in the historical statement of operations as such revenues were earned by the Founding Companies.

(m) Represents the following aggregate adjustments:

	Year ended December 31, 2014
Incremental intangible asset amortization	$3,095
Incremental depreciation on acquired property and equipment	572
For property not acquired:	
Elimination of historical depreciation	(121)
Rent expense on property under new operating leases	2,077
Change in fair value of contingent consideration	446
Elimination of historical Combination transaction costs	(260)
Compensation related to Leesville share bonuses (i)	2,440
Executive compensation (ii)	525
	$8,774

Fenix Parts, Inc.
Notes to Unaudited Pro Forma Financial Statements
(Dollars in thousands, except per share data)

(i)   Certain employees will receive 244,000 shares of our restricted common shares (assuming a public offering price of $10.00 or more) at closing as a bonus; however, these shares will be forfeited over to Leesville's equity holder if the key employee is terminated within one year of the Combination. As such, the estimated fair value of these shares will be reflected as additional compensation expense after the Combinations.

(ii) Represents compensation expense related to the October 2014 employment agreements for our Chief Executive Officer and Chief Financial Officer, assuming that base salaries in the agreements were in effect for the full year ended December 31, 2014.

(n)   Represents the following aggregate adjustments:

	Year ended December 31, 2014
Elimination of historical interest expense on indebtedness not assumed in the Combinations	$151
Net interest (expense) income related to deferred Combination Consideration payments embedded in off market leases with Founding Company affiliates (10%)	161
	$312

(o)   Represents an adjustment to historical income tax expense to result in an estimated pro forma effective tax rate of 38.0%.

(p)   Represents the elimination of noncontrolling interests in VIEs no longer consolidated. Certain of the Founding Companies' consolidated VIEs leased property to them. The Founding Companies had no ownership in these VIEs and when they were consolidated all of the income of the VIEs was classified as being attributable to noncontrolling interests. After the Combinations, we will not be the primary beneficiary of these leasing entities and therefore will not consolidate them. This adjustment eliminates the noncontrolling interests from the pro forma statement of operations relating to all of the consolidated VIEs of the Founding Companies before the Combinations.

(q)   Represents the shares of Fenix common stock to be issued as part of the Combination Consideration.

The unaudited pro forma statement of operations does not include the cost of goods sold impact of the adjustment of Combination date inventories to fair value nor any Combination-related transaction costs as neither are considered to have a continuing impact on the company.

Offering Adjustments:

(r)   Represents investor expense related to make whole provisions whereby certain of our shareholders are contractually required to deliver Fenix common shares to other of our shareholders if the offering price per share in this offering is below $10.00. The amount equals the number of shares required to be transferred times the public offering price of $10.00 per share (the midpoint of the price range set forth on the cover of this prospectus) for Fenix common shares issued through December 31, 2014. As the assumed offering price is not less than $10.00 per share, no Company expense or related income tax benefit are reflected on a pro forma basis. At per share offering prices below $10.00, no adjustment would be reflected in the pro forma statement of operations because such an adjustment would not have a continuing impact on our financial statements.

(s)   Represents the common shares assumed to be issued by us in this offering (11,000,000) and the aggregate impact of a 2,000-for-1 common stock split (4,851,044).

Fenix Parts, Inc.
Notes to Unaudited Pro Forma Financial Statements
(Dollars in thousands, except per share data)

Earnings per share

(t)   The following table shows the calculation of pro forma earnings per share for the year ended December 31, 2014:

	Year ended December 31, 2014		
	Fenix Parts	Post Combinations	Post IPO
Net loss	$ (4,747)	$ (3,850)	$ (3,850)
Net loss allocable to Fenix Canada preferred stock (i)	—	(641)	(75)
Net loss allocable to common stock	$ (4,747)	$ (3,209)	$ (3,775)
Weighted average common shares outstanding	2,144,000	4,853,471	15,853,471
Basic and Diluted loss per share, post-split basis	$ (2.21)	$ (0.66)	$ (0.24)

	Year ended December 31, 2014		
	Pre-split basis	Split 2,000-for-1	Post-split basis
Weighted average common shares outstanding:			
Historical basis	1,072	2,000	2,144,000
Issued in Combinations	1,294	2,000	2,587,471
Leesville employee shares	61	2,000	122,000
Subtotal	2,427		4,853,471
Issued in Initial Public Offering	N/A		11,000,000
Pro forma	N/A		15,853,471

(i)   Represents the loss allocable to holders of Fenix Canada's Exchangeable Preferred Stock as if such shares participated in Fenix's loss since the beginning of the year.

Fenix Parts, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Income Taxes

The Company recorded no tax expense or benefit for the period from January 2, 2014 (inception) to December 31, 2014. At the federal statutory rate of 34%, the Company's $4.7 million loss for the period from January 2, 2014 (inception) to December 31, 2014 would have created a federal tax benefit of approximately $1.6 million and a state tax benefit, net of federal impact, of approximately $0.3 million. A full valuation allowance was established primarily because the uncertainty of the Company's future prospects results in it being more likely than not that deferred income tax assets will not be realized.

Note 5. Common Stock

Fenix was formed and initially capitalized in January 2014 by a group of investors, including its chief executive and chief financial officers, who paid nominal cash consideration for an aggregate of 900 shares of Fenix common stock. In March and April 2014, Fenix issued and sold an aggregate of 201 shares of common stock for a purchase price of $10,000 per share. In September 2014, Fenix issued and sold an aggregate of 59 shares of common stock for a purchase price of $15,000 per share. In November and December 2014, Fenix issued and sold an aggregate of 55 shares of common stock for a purchase price of approximately $13,000 per share. See Note 6 for further information.

The agreements that relate to the common stock sales subsequent to January 2014 include provisions that obligate the holders of the common stock issued in January 2014 to compensate the investors in the later sales if the IPO price of Fenix common stock is less than $10.00 per share (post-stock split). If the IPO price is less than $10.00 per share, the initial investors must transfer an adequate number of their shares to the later investors equal in value to the aggregate difference between $10.00 per share (post-stock split) and the IPO price on each Fenix share owned by those later investors. Common stock holders were also granted registration rights.

The stock component of the consideration for each Combination was negotiated on the basis that the public offering price for Fenix's common stock would be at least $10.00 per share. If the public offering price is $10.00 or more per share, there will not be any adjustment to the stock component of the consideration for each Combination. If the public offering price is less than $10.00 per share but $9.00 or more per share, the number of shares of Fenix's common stock and Exchangeable Preferred Shares to be issued for the stock component of the consideration will generally be increased to the number of shares determined by (i) multiplying the number of shares otherwise to be issued by $10.00 per share and (ii) dividing the result by the public offering price per share, generally rounding any resulting fractional share up to a whole share. If the public offering price is less than $9.00 per share, there will not be any further adjustment to the stock component of the Combination consideration, and the number of share to be issued will be the number that would be issued if the public offering price had been $9.00 per share.

Note 6. Subsequent Events

In January 2015, the Company issued approximately 9 additional shares of its common stock to certain investors for no cash consideration in order to effectively convert their $15,000 per share investments to $13,000 per share investments. Such issuances resulted in a charge to the Company's earnings in 2015 of approximately $118,000.

From January through March 25, 2015, the Company issued 130 shares of common stock for a purchase price of $13,000 per share.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. *Other Expenses of Issuance and Distribution*

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Fenix Parts, Inc. in connection with the sale and distribution of common stock being registered. All amounts are estimates except the SEC registration fee and the Financial Industry Regulatory Authority ("FINRA") filing fee.

SEC registration fee	$ 16,170
FINRA filing fee	15,500
Nasdaq Global Market listing fee	125,000
Blue Sky fees and expenses	5,000
Printing and engraving costs	300,000
Legal fees and expenses	250,000
Accounting fees and expenses	300,000
Transfer Agent and Registrar fees	6,750
Miscellaneous expenses	42,580
Total	1,061,000

_____

* To be completed by amendment.

Item 14. *Indemnification of Directors and Officers*

The Registrant is governed by the Delaware General Corporation Law, as the same exists or may hereafter be amended (the "General Corporation Law"). Section 145 of the General Corporation Law ("Section 145") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnification may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Section 145 also provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability